Mike Neshat BSEE, MSEE, MBA

Work Experience:

- 1983 - 1987 Integrated Analog Circuit Designer, Rockwell International – Semiconductor Products Division & Space Division
- 1987- 1991   Director of Engineering/Marketing/Sales - Toppan Electronics
- 1991 - 1994   Business Unit Director, Communications Products - Silicon Systems
- 1994- 1999   Vice President of World Marketing, ASIC Products / Vice President of APAC & America's Design Centers - GEC Plessey Semiconductor
- 1999 - 2004   Co-Founder, GM, EVP, Marketing & Sales, NxtWave Communications
- 2004 - 2006 President, APAC & Americas / Vice President, Worldwide Marketing - Synad Technologies
- 2006 - 2007 Founder/CEO, WyLinx Technologies
- 2007 - 2009   Co-Founder, GM & President – APAC/EMEA/USt, Fresco Microchip
- 2009 - 2016 Founder/CEO, RFaxis
- 2016 – 2017 Founder/CEO, Q Semiconductor
- 2017 – 2020 Founder/CEO, MobiPhive
- 2020 – 2024 Founder/Corporate Strategist, Mobix Labs